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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                    FIDELITY ADVISOR EMERGING ASIA FUND, INC.
                       -----------------------------------
                                (Name of Issuer)

                    FIDELITY ADVISOR EMERGING ASIA FUND, INC.
                       -----------------------------------
                        (Name of Person Filing Statement)

                         COMMON STOCK ($0.001 PAR VALUE)
                          -----------------------------
                         (Title of Class of Securities)


                                    315803106
                          -----------------------------
                      (CUSIP Number of Class of Securities)

                              Stuart E. Fross, Esq.
                                    Secretary
                    Fidelity Advisor Emerging Asia Fund, Inc.
                              82 Devonshire Street
                           Boston, Massachusetts 02109
                                 (617) 563-7000

                                    Copy to:

                          Leonard B. Mackey, Jr., Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000
                 ----------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                            MONDAY, FEBRUARY 23, 1998
                           --------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)




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------------------------------------------------
Transaction Valuation Amount of Filing Fee:

$ 7,838,053.78             $ 1,567.61
------------------------------------------------

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 760,238 shares of Common Stock of Fidelity Advisor Emerging Asia Fund, Inc. by $10.31, the Net Asset Value per share as of 5:00 p.m. January 30, 1998.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________

Form or Registration No.: _________________

Filing Party: _____________________________

Date Filed: _______________________________



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                                EXPLANATORY NOTE

Copies of the Offer, dated February 23, 1998, and the Letter of Transmittal, among other documents, have been filed by Fidelity Advisor Emerging Asia Fund, Inc. (the "Fund"), as Exhibits to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer, including the information stated under such captions as being incorporated in response thereto.

ITEM 1. SECURITY AND ISSUER.

(a) Fidelity Advisor Emerging Asia Fund, Inc., 82 Devonshire Street, Boston, Massachusetts 02109.

(b) See the Introduction and Section 1. No securities are to be purchased from any officer, director or affiliate of the issuer.

(c) See the Introduction and Section 7.

(d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) See Section 5.

(b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

See the Introduction, and Sections 5, 6 and 12.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

See Section 10.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

See Section 10.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

See Section 13.

ITEM 7. FINANCIAL INFORMATION.

(a) See Exhibit A to the Offer dated February 23, 1998.

(b) See Section 5.



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ITEM 8. ADDITIONAL INFORMATION.

(a) Not applicable.

(b) See Section 11.

(c) Not applicable.

(d) Not applicable.

(e) See Exhibits (a)(1) and (a)(2) of Item 9.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------

(a)(1)            Letter to Shareholders, dated February 23, 1998.

(a)(2)            Offer, dated February 23, 1998.

(a)(3)            Letter of Transmittal to holders of Common Stock.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients and Client Letter of Instructions to Holder of Record of Client Shares.

(a)(6)            Notice of Guaranteed Delivery.

(a)(7) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number.

(b)               Not applicable.

(c)               Not applicable.

(d)               Opinion of Rogers & Wells LLP, dated February 20, 1998.

(e)               Not applicable.

(f)               Not applicable.


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1998

FIDELITY ADVISOR EMERGING ASIA FUND, INC.

By /s/ Richard A. Silver
   ---------------------
   Richard A. Silver
   Treasurer



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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

(a)(1)            Letter to Shareholders, dated February 23, 1998.

(a)(2)            Offer, dated February 23, 1998.

(a)(3)            Letter of Transmittal to Holders of Common Stock.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients and Client Letter of Instructions to Holder of Record of Client Shares.

(a)(6)            Notice of Guaranteed Delivery.

(a)(7) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number.

(d)               Opinion of Rogers & Wells LLP, dated February 20, 1998.



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